Exhibit 99.1

Evogene Reports Financial Results for the First Quarter of 2016

Rehovot, Israel – May 19, 2016 – Evogene Ltd. (NYSE, TASE: EVGN), a leading company for the improvement of crop productivity and economics for food, feed and fuel, announced today its financial results for the first quarter ended March 31, 2016.

Ofer Haviv, Evogene's President and CEO, stated: “We continue to be very pleased with the progress we are seeing across our various business areas.  This is based on initial results received for key product programs in our three market segments of focus: improved seed traits, innovative ag-chemicals and novel ag-biologicals."

"Within our improved seed traits market segment, the first quarter was marked with a significant achievement in our multi-year collaboration with Monsanto, with several of the genes identified by Evogene under the collaboration demonstrating positive initial results in field trials. We are extremely encouraged with this progress, and believe it represents an important step forward towards achieving the desired plant traits pursuant to our recently disclosed “Trait-First” development methodology."

"This quarter we also made headway in our seed traits program for insect control, specifically in our multi-year collaboration with Marrone, where we are aiming to develop seed traits displaying resistance to some of agriculture’s most devastating insects. In this program, we were excited to report that in diet-based insect assays, several of the identified genes showed toxic activity against the target insects. Those genes will now be advanced for further validation at our R&D site in St. Louis, Missouri."

"In our ag-chemical market segment, where we are currently focusing our efforts on developing herbicide solutions, we began 2016 with two very significant achievements. First, the discovery and successful in-planta validation of the first set of novel plant targets for herbicides, and second, the signing of a multi-year collaboration agreement with BASF."

"In our ag-biologicals market segment, we recently completed several milestones in establishing the necessary infrastructure that will form the basis for our future product development pipeline in bio-stimulants. This includes the development of the microbial mining platform which performs prioritization of microbial strains and establishing a collection of over 10 thousand microbial strains. Our screening platforms for corn are now operational and we expect by the end of this year to complete the screening of over 500 candidate strains and the prioritization process for the most promising of these strains based on their efficacy and stability for yield improvement and abiotic stress tolerance for corn."

"Lastly, as recently announced, our incorporation of genome editing technology into our discovery infrastructure opens up an entirely new spectrum of business application opportunities for Evogene, including the leveraging of the significant knowhow and assets we built over the years in seed trait improvement. This expansion of our biological scope is expected to significantly broaden the applicability of our discovery and development infrastructure as we look to applying this powerful technology to additional crops, traits, and geographies. The maturation of the technology, combined with potential favorable regulatory restrictions, could enable products based on genome editing to benefit from shorter times to market, lower development costs and higher probability for success."

"We believe that our accelerating and very promising progress in multiple market areas, combined with our broadly applicable discovery and development infrastructure, key industry partnerships and financial strength, well position us to capitalize on the many significant opportunities existing in each of our different market segments of focus.”

Financial results for the quarter ended March 31, 2016:

Cash Position: As of March 31, 2016, Evogene had approximately $98.8 million in cash, short-term bank deposits and marketable securities, representing a net cash usage of $1.9 million for the quarter. Assuming regular course of business and no new revenue sources, such as additional collaborations, the Company estimates that its net cash usage for full year 2016 will be in the range of $14 to $16 million, as previously disclosed.

Revenues include mainly periodic payments for research and development activities provided under certain of the Company's collaboration agreements, primarily with seed companies. Evogene anticipates that for the longer term, its primary sources of revenues will be future milestone and/or royalties and other revenue sharing amounts from current and future collaborations.

Revenues for the first quarter ended March 31, 2016 were $2.0 million, compared to $2.7 million for the same period in 2015. The decrease relates to reduced levels of activity required for Evogene under certain collaboration agreements.

Cost of Revenues includes research and development expenses related to the Company’s on-going activities in support of collaboration agreements primarily with seed companies. Cost of Revenues for the first quarter ended March 31, 2016 were $1.5 million, compared to $1.8 million, for the same period in 2015. The decrease primarily relates to the reduced levels of activity under certain collaborations, as described above.

Research and Development expenses for the first quarter of 2016 were $3.7 million, compared to $3.5 million for the same period in 2015. This increase largely relates to the expansion in our key growth segments – insect control, ag-chemicals and ag-biologicals.

Operating Loss for the first quarter of 2016 was $4.6 million (including a non-cash expense of approximately $0.9 million for share-based compensation), compared to an operating loss of $4.1 million (including a non-cash expense of approximately $0.8 million for share-based compensation) for the same period in 2015. This increase is mainly attributable to the decrease in revenues, as described above.

* * *

Conference call and webcast details:
Evogene management will host a conference call today at 09:00 Eastern time, 16:00 Israel time to discuss the results. US-based participants are invited to access the call by dialing 1-888-668-9141, and participants from Israel and other countries are invited to access the call at 972-3-918-0609. A replay of the conference call will be available beginning at approximately 13:00 Eastern time, 20:00 Israel time today, and will be accessible through May 22, 2016.  US-based participants are invited to access the replay by dialing 1-877-456-0009, and participants from Israel and other countries are invited to access the replay at 972-3-925-5904. A replay of the call may also be accessed as a webcast via Evogene’s website at www.evogene.com and will be available for a period of ten days.

About Evogene Ltd.:
Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop productivity and economics for the food, feed and fuel industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease and nematodes), in key crops as corn, soybean, wheat and rice, and is also focused on the research and development of new products for crop protection (such as weed control). In addition, the Company has a wholly-owned subsidiary, Evofuel, developing seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Eyal Leibovitz CFO Israel IR@evogene.com 972-8-931-1900	IR advisory- PCG Vivian Cervantes Investor Relations USA vivian@pcgadvisory.com 212-554-5482

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	As of March 31,		As of December 31,
	2016	2015	2015
	Unaudited		Audited
CURRENT ASSETS:

Cash and cash equivalents	$3,985	$10,066	$10,221
Restricted cash	47	1,000	47
Marketable securities	74,187	78,916	71,807
Short-term bank deposits	20,603	23,186	18,603
Trade receivables	625	816	2,675
Other receivables	1,852	751	1,023

	101,299	114,735	104,376
LONG-TERM ASSETS:
Long-term deposits	16	20	22
Property, plant and equipment, net	7,716	8,307	8,197
Long-term investment	-	382	-

	7,732	8,709	8,219

	$109,031	$123,444	$112,595
CURRENT LIABILITIES:

Trade payables	$1,161	$1,181	$1,771
Other payables	2,335	2,564	3,049
Liabilities in respect of government grants	252	553	259
Deferred revenues and other advances	816	1,499	560

	4,564	5,797	5,639
LONG-TERM LIABILITIES:

Liabilities in respect of government grants	2,944	2,937	2,880
Deferred revenues and other advances	161	995	298
Severance pay liability, net	26	27	26

	3,131	3,959	3,204
SHAREHOLDERS' EQUITY:

Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding – 25,436,862, 25,359,704 and 25,404,362 shares at March 31, 2016 and 2015 and December 31, 2015, respectively	140	140	140
Share premium and other capital reserve	181,170	176,437	180,214
Accumulated other comprehensive loss	-	(91)	-
Accumulated deficit	(79,974)	(62,798)	(76,602)

	101,336	113,688	103,752

	$109,031	$123,444	$112,595

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

	Three Months Ended March, 31		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited

Revenues	$2,016	$2,701	$11,129

Cost of revenues	1,515	1,830	8,255

Gross profit	501	871	2,874

Operating expenses:

Research and development, net	3,725	3,539	14,449
Business development	362	497	1,964
General and administrative	998	963	4,382

Total operating expenses	5,085	4,999	20,795

Operating loss	(4,584)	(4,128)	(17,921)

Financing income	1,334	946	2,571
Financing expenses	(122)	(227)	(1,863)

Net loss	$(3,372)	$(3,409)	$(17,213)

Other comprehensive income (loss):

Loss from cash flow hedges	$-	$(64)	$(45)
Amounts transferred to the statement of profit or loss for cash flow hedges	-	195	267

Total comprehensive loss	$(3,372)	$(3,278)	$(16,991)

Basic and diluted net loss per share	$(0.13)	$(0.13)	$(0.68)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Share Capital	Share Premium and other capital reserve	Accumulated Deficit	Total
		(Unaudited)
Balance as of January 1, 2016 (audited)	$140	$180,214	$(76,602)	$103,752
Net and comprehensive loss	-	-	(3,372)	(3,372)
Exercise of options	*) -	85	-	85
Share-based compensation	-	871	-	871

Balance as of March 31, 2016	$140	$181,170	$(79,974)	$101,336

*) Represents an amount lower than $1

	Share Capital	Share Premium and other capital reserve	Accumulated other comprehensive income (loss)	Accumulated Deficit	Total
		(Unaudited)
Balance as of January 1, 2015 (audited)	$140	$175,553	$(222)	$(59,389)	$116,082
Net loss	-	-	-	(3,409)	(3,409)
Exercise of options	*) -	74	-	-	74
Other comprehensive income	-	-	131	-	131
Share-based compensation	-	810	-	-	810

Balance as of March 31, 2015	$140	$176,437	$(91)	$(62,798)	$113,688

*) Represents an amount lower than $1

	Share Capital	Share Premium and other capital reserve	Accumulated other comprehensive income (loss)	Accumulated Deficit	Total
		(Audited)
Balance as of January 1, 2015	$140	$175,553	$(222)	$(59,389)	$116,082
Net loss	-	-	-	(17,213)	(17,213)
Exercise of options	*) -	296	-	-	296
Other comprehensive income	-	-	222	-	222
Share-based compensation	-	4,365	-	-	4,365

Balance as of December 31, 2015	$140	$180,214	$-	$(76,602)	$103,752

*) Represents an amount lower than $1

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months ended March, 31		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited

Cash Flows from Operating Activities:

Net loss	$(3,372)	$(3,409)	$(17,213)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	591	654	2,433
Share-based compensation	871	810	4,365
Financing income, net	(1,294)	(691)	(845)

	168	773	5,953

Changes in asset and liability items:

Decrease (increase) in trade receivables	2,050	367	(1,492)
Increase in other receivables	(768)	(4)	(293)
Decrease (increase) in long-term deposits	6	1	(1)
Decrease in trade payables	(295)	(394)	(68)
Decrease in other payables	(756)	(1,255)	(640)
Decrease in severance pay liability, net	-	(2)	(3)
Increase (decrease) in deferred revenues and other advances	119	530	(1,055)
Increase (decrease) in liabilities in respect of government grants	115	-	(284)

	471	(757)	(3,836)

Cash received during the period for:

Interest received	679	821	2,689

Net cash used in operating activities	(2,054)	(2,572)	(12,407)

Cash Flows from Investing Activities:

Purchase of property, plant and equipment	(383)	(553)	(2,005)
Proceeds from sale of marketable securities	3,490	7,838	38,164
Purchase of marketable securities	(5,285)	(6,481)	(31,168)
Proceeds from (investment in) bank deposits, net	(2,000)	6,860	11,443
Decrease in restricted cash	-	-	953

Net cash provided by (used in) investing activities	(4,178)	7,664	17,387

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months ended March, 31		Year ended December 31,
	2016	2015	2015
	Unaudited		Audited

Cash Flows from Financing Activities:

Proceeds from exercise of options	85	74	296
Proceeds from government grants	108	-	167
Repayment of government grants	(199)	(233)	(418)

Net cash provided by (used in) financing activities	(6)	(159)	45

Exchange rate differences - cash and cash equivalent balances	2	(80)	(17)

Increase (decrease) in cash and cash equivalents	(6,236)	4,853	5,008

Cash and cash equivalents, beginning of the period	10,221	5,213	5,213

Cash and cash equivalents, end of the period	$3,985	$10,066	$10,221

Significant non-cash transactions

Acquisition of property, plant and equipment	$76	$132	$349